

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 14, 2017

Via E-mail
Mr. John A. Galea
Chief Accounting Officer
ILG, Inc.
6262 Sunset Drive
Miami, FL 33143

      Re: **ILG, Inc.**
               Form 10-K for the fiscal year ended December 31, 2016
               Filed March 1, 2017
               File No. 001-34062

Dear Mr. Galea:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                     Sincerely,

                     /s/ Kristi Marrone

                     Kristi Marrone
                     Staff Accountant
                     Office of Real Estate and
                     Commodities